EXHIBIT (a)(5)(A)

NEWS RELEASE

                                                             7000 Cardinal Place
[CARDINAL HEALTH LOGO]                                         Dublin, OH  43017

                                                                www.cardinal.com



                                                           FOR IMMEDIATE RELEASE

Cardinal Health Contacts:                   Media
                                            David Verbraska
                                            614-757-3690

                                            Investor Relations
                                            Stephen Fischbach
                                            614-757-7067

Boron, LoPore & Associates, Inc. Contact:   Allison Wey
                                            973-709-3004


                 CARDINAL HEALTH ANNOUNCES AGREEMENT TO ACQUIRE
                 ----------------------------------------------
                        BORON, LEPORE & ASSOCIATES, INC.
                        --------------------------------

DUBLIN, OHIO, AND WAYNE, NEW JERSEY, MAY 15, 2002 - Cardinal Health, Inc. (NYSE:
CAH), the leading provider of products and services supporting the health care industry, today announced the execution of a definitive agreement to acquire Boron, LePore & Associates, Inc. (Nasdaq: BLPG), d/b/a BLP Group Companies, a full-service provider of strategic medical education solutions for the health care industry including pharmaceutical manufacturers, biotech companies and specialty pharmaceutical companies.

Structured as a two-step transaction, Cardinal Health will make a cash tender offer to acquire all of the outstanding shares of BLP common stock at a price of $16 per share. The tender offer will be followed by a merger in which the holders of the remaining outstanding shares of BLP common stock will receive $16 per share in cash. The deal is expected to be completed in Cardinal Health's first quarter of fiscal 2003 and will be subject to there being at least 50.1 percent of BLP's fully diluted shares validly tendered, regulatory clearance and other customary conditions. Upon the close of the merger, BLP will become a wholly owned subsidiary of Cardinal Health and operate as part of its Pharmaceutical Technologies and Services segment.

BLP's capabilities reside along the entire pharmaceutical product life-cycle continuum--from developing medical education strategies and programs prior to launch to delivering full-scale educational tactics at launch and beyond. The BLP platform offers integrated solutions comprising strategic initiatives, education development, content delivery and a variety of information services. For 2001, BLP grew revenues in excess of 25 percent to a record $210 million. With a broad base of 60 customers served by 650 employees, BLP implemented programs

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CARDINAL HEALTH TO ACQUIRE BORON, LEPORE & ASSOCIATES, INC.
PAGE 2


providing medical education and promotion for over 150 products reaching 250,000 physicians last year alone.

George L. Fotiades, president and chief operating officer of the Pharmaceutical Technologies and Services segment of Cardinal Health said, "BLP has built a powerful medical education services platform that complements Cardinal Health's existing businesses and our customers growing needs. Our traditional customer access points have always been in the R&D and manufacturing areas. With BLP, we gain access to customers' marketing groups whose decisions are related to product life cycle and product line extensions where our delivery systems and other capabilities can be utilized. Large pharmaceutical companies also are doing more work with experts upstream to refine their claims and clinical endpoint development before entering into the expense and risk of clinical testing. Moreover, the growth in biotech drugs and small pharmaceutical firms is generating greater demand for BLP's services, as these firms tend to rely on organizations like BLP to develop and execute medical education."

Patrick G. LePore, BLP Group Companies' chairman and chief executive officer, added, "We are excited with the proposition of BLP Group Companies being part of Cardinal Health. This combination adds tremendous value to both organizations in our effort to offer unique and effective marketing solutions to our common customer -- the pharmaceutical manufacturer. By expanding the knowledge along the spectrum of the product life cycle, BLP and Cardinal Health can offer a greater breadth and depth of services and become a total outsource pharmaceutical development, manufacturing, sales and marketing alternative. We view this transaction as the union of two solid leaders in their respective fields creating accelerated platforms for revenue and earnings growth through cross-selling and client base expansion."

A core competence of BLP is content development, which entails significant product and market knowledge. BLP employs scientific writers and researchers for the purpose of content development, and possesses significant industry experience in pharmaceutical marketing. This expertise will benefit Cardinal Health upstream in its efforts to provide more specific and informed product development solutions to customers. In addition, this expanded market and product knowledge base will greatly benefit the Pharmaceutical and Technologies Services segment in its evaluation of a product's regulatory and commercial viability. BLP will enhance cross-selling of other Cardinal Health services while broadening the Pharmaceutical and Technologies Services segment's exposure to customers. Cardinal Health will now be able to provide the full spectrum of product services at launch and beyond, particularly for biotech and smaller pharmaceutical companies, covering medical education, specialty distribution needs and physician detailing.

In connection with the merger announcement, BLP also announced that it has postponed its 2002 annual meeting of stockholders, which was previously scheduled to be held on May 22, 2002. BLP expects to reschedule the 2002 annual meeting only in the event of a significant delay in the completion of the merger. If the merger is completed on a timely basis, the 2002 annual meeting will be cancelled.



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CARDINAL HEALTH TO ACQUIRE BORON, LEPORE & ASSOCIATES, INC.
PAGE 3


ABOUT BORON, LEPORE & ASSOCIATES, INC.
--------------------------------------

Founded in 1981, Boron, LePore & Associates, Inc., d/b/a BLP Group Companies, provides integrated medical education to the health care industry. The company's services include strategic consultation, content development, accredited and non-accredited program development and execution, logistics management and a variety of internet-based solutions related to these services. The company's customers are primarily large pharmaceutical companies seeking to educate physicians and other health care professionals. Core services include accredited and non-accredited symposia, advisory boards, satellite symposia, teleconferences, dinner meetings, sales force education meeting support, large-scale videoconferences, advocacy development, patient-based services (such as support groups and community awareness programs), publication planning and web conferencing. Services are integrated along the "pre" and "post" launch periods of the pharmaceutical product life cycle. For more information, visit www.blpgroup.com.

ABOUT CARDINAL HEALTH
---------------------

Cardinal Health, Inc. (www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, the company employs more than 49,000 people on five continents and produces annual revenues of more than $40 billion. The Pharmaceutical Technologies and Services segment of Cardinal Health has operations worldwide, employing more than 8,900 people at 31 drug development, manufacturing and packaging centers in 11 countries. Cardinal Health is ranked #23 on the current Fortune 500 list and was named as one of the "The World's Best" companies by Forbes magazine in April 2002.

                     ---------------------------------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form S-K and Form 10-Q reports and exhibits to these reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.


This announcement is neither an offer to purchase nor a solicitation of an offer to sell BLP shares. At the time the expected tender offer is commenced, Cardinal Health will file tender offer materials with the U.S. Securities and Exchange Commission and BLP will file a solicitation/recommendation statement with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of BLP at no expense to them. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the solicitation recommendation statement will also be available for free at the Commission's website at www.sec.gov.


BLP stockholders are urged to read the relevant tender offer documents and solicitation/recommendation statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.



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